[redacted]

SECURITI 06004138 SION

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2006 WASH, D.C. 213

BB 3/11

A/S 3/20

SEC FILE NO.
8-66198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (mm/dd/yy) AND ENDING 12/31/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HOLBROOK & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

930 IRWIN STREET, SUITE 218
(No and Street)

SAN RAFAEL (City) CALIFORNIA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HOLBROOK (415) 453-9600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED JUN 0 2 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/31/06

Holbrook & Company, LLC

Annual Audit Report

December 31, 2005

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Holbrook & Company, LLC

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplementary Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	11
Schedule II:	
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	12
Independent Auditor's Report on Internal Control	13

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Member
Holbrook & Company, LLC
San Rafael, California

We have audited the accompanying statement of financial condition of Holbrook & Company, LLC (the Company) as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holbrook & Company, LLC at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

January 27, 2006

Holbrook & Company, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	39,611
Accounts Receivable		32,527
Prepaid expenses and other assets		9,220
Furniture and equipment, net of $1,321 accumulated depreciation		7,734
Total assets	$	89,092

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	2,642
Member's equity		86,450
Total liabilities and member's equity	$	89,092

See independent auditor's report and accompanying notes.

Holbrook & Company, LLC

Statement of Income

For the Year Ended December 31, 2005

Revenues:		
Investment banking fees	$	625,988
Interest income		150
Total Revenues		626,138
Expenses:		
Professional fees		12,666
Research fees		10,258
Rent		7,319
Compensation		6,035
Depreciation		1,121
Other operating expenses		22,295
Total expenses		59,694
Income before income taxes		566,444
Tax provision		800
Net income (loss)	$	565,644

See independent auditor's report and accompanying notes.

Holbrook & Company, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2005

Member's Equity at December 31, 2004	$	50,544
Capital contributions		60,000
Distributions		(589,738)
Net income (loss)		565,644
Member's Equity at December 31, 2005	$	86,450

See independent auditor's report and accompanying notes.

Holbrook & Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 565,644
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,121
Securities received	(50,000)
(Increase) decrease in:	
Accounts receivable	(19,380)
Prepaid expenses and other assets	(8,126)
Increase (decrease) in:	
Accounts payable	2,642
Net cash provided (used) by operating activities	491,901
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(6,531)
Net cash provided (used) by investing activiities	(6,531)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	60,000
Distributions	(539,738)
Net cash provided (used) by financing activities	(479,738)
Net increase (decrease) in cash and cash equivalents	5,632
Cash and cash equivalents, beginning of year	33,979
Cash and cash equivalents, end of year	$ 39,611
NON-CASH FINANCING AND INVESTING ACTIVITIES	
Distribution of securities	$ 50,000
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Holbrook & Company, LLC

Notes to the Financial Statements

December 31, 2005

(1) Organization

Holbrook & Company, LLC (the Company) was organized as a California limited liability company on December 22, 2004 and operates in San Rafael, California. The Company became a member of the National Association of Securities Dealers on February 10, 2004 and engages in mergers and acquisition and private placement advisory services primarily with growth companies on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. The Company may receive securities as part of its investment banking fee income. The amount of revenue recognized on receipt of these securities is determined based on management's estimate of the fair market value of the securities received. Under Company policy, all securities received are immediately distributed to its sole member.

Accounts Receivable
The Company considers accounts receivable to be fully collectible and accordingly no allowance for doubtful accounts has been provided for. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment
Furniture and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three to seven years.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

(3) Operating Leases

The Company entered into a one year lease for office space in San Rafael, California beginning November 1, 2005. The future minimum lease payments through the lease expiration on October 31, 2006 total $19,656.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $36,969, which exceeded the requirement by $31,969.

(5) Risk Concentrations

Due to the nature of the merger and acquisition and private placement advisory service business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 72% of revenue, $454,938, was generated from one customer.

SUPPLEMENTAL INFORMATION

Holbrook & Company, LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total member's equity qualified for net capital		$ 86,450
Less: Non-allowable assets		
Accounts receivable	$ 32,527	
Prepaid expenses and other assets	9,220	
Furniture and equipment (net)	7,734	
Total non-allowable assets		49,481
Net capital		36,969
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,642 or $5,000, whichever is greater		5,000
Excess net capital		$ 31,969

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 39,468
Decrease in member's equity	(9,621)
Decrease in non-allowable assets	7,122
Net capital per above computation	$ 36,969

Holbrook & Company, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2005

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Managing Member
Holbrook & Company, LLC
San Rafael, California

In planning and performing our audit of the financial statements and supplemental schedules of Holbrook & Company, LLC (the Company) for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated January 27, 2006.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 27, 2006

OATH OR AFFIRMATION

I, **PETER HOLBROOK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HOLBROOK & COMPANY, LLC** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Peter T. Holbrook
Signature

Managing Director
Title

See attached
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2006, by: Peter C. Holbrook.

☐ Personally known to me

☑ Proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.

Martha Romero

Signature of Notary Public

MARTHA ROMERO
Commission # 1547376
Notary Public - California
Marin County
My Comm. Expires Feb 24, 2009

OPTIONAL

Description of the Attached Document

Title of the Document: Oath or Affirmation

Document Date: Feb. 27/06 Number of Pages: one

Signer (s) Other Than Named Above: none